NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



08045120

March 28, 2008

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3/28/2008

Re: General Motors Corporation
Incoming letter dated February 5, 2008

Dear Ms. Larin:

This is in response to your letter dated February 5, 2008 concerning the shareholder proposal submitted to General Motors by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 26, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006



General Motors Corporation
Legal Staff

Facsimile (313) 665-4979 | **Telephone** (313) 665-4927

February 5, 2008

BY E-MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the revised proposal received on December 20, 2007 from the AFL-CIO Reserve Fund (Exhibit A) from the General Motors Corporation proxy materials for the 2008 Annual Meeting of Stockholders.
The proposal provides:

> **Resolved**: Shareholders request that the Board of Directors (the "Board") of General Motors Corporation (the "Company") adopt a policy addressing conflicts of interest involving board member with health industry affiliations. The policy shall provide for recusal from voting and from chairing board committees when necessary. The policy shall address conflicts associated with company involvement in public policy issues related to Board members' health industry affiliations and shall be explicitly integrated with the Company's existing policies regarding related party transactions. For the purposes of this policy, "board members with health industry affiliations" means any Board member who is also a director, executive officer or former executive officer of a company or trade association whose primary business is in the health insurance or pharmaceutical industries.

General Motors intends to omit the proposal under Rule 14a-8(i)(7) (relates to ordinary business matters) and Rule 14a-8(i)(10) (substantially implemented).

<u>Relates to Ordinary Business Matters</u>

Rule 14a-8(i)(7) permits a company to omit a stockholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000 decide how to solve such problems at an annual shareholders meeting." See Exchange Act Release No. 34-40018 (May 21, 1998). This general policy reflects two central considerations: (1) "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," and (2) the "degree to which the proposal seeks to 'micromanage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." See Exchange Act Release No. 34-40018.

The proposal requests the Board of Directors to adopt a policy addressing conflicts of interest involving board members with health industry affiliations. Assuring compliance with legal and regulatory requirements, as well as GM's internal policies, is a fundamental management function. GM's code of ethics, Winning with Integrity, applies to the members of GM's Board of Directors while they act in their capacity as directors, as well as to all GM employees worldwide. Winning with Integrity requires all directors to act solely in the best interest of GM and to provide GM with their individual loyalty in any situation presenting a conflict of interest. (Exhibit B) Moreover, GM's Corporate Guideline Number 23, "Ethics and Conflicts of Interest," states:

> The Board expects all Directors, as well as officers and employees, to act ethically at all times and to adhere to GM's policies set forth in "Winning With Integrity: Our Values and Guidelines for Employee Conduct" (available on the Internet at http://www.gm.com/corporate/investor_information, under "Corporate Governance"). The Board will not permit any waiver of any ethics policy for any Director or executive officer. If an actual or potential conflict of interest arises for a Director, the Director will promptly inform the Chairman and the Presiding Director. If a significant conflict exists and cannot be resolved, the Director should resign. All Directors must recuse themselves from any discussion or decision affecting their business or personal interests. (Exhibit C)

The Staff has consistently determined that proposals that relate to the adoption of codes of ethics or monitoring compliance with such codes may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. See, e.g., Electronic Data Systems Corporation (January 24, 2008) (same proposal and proponent); Chrysler Corp. (February 18, 1998); Lockheed Martin Corp. (January 29, 1997); AT&T Corp. (January 16, 1996); NYNEX Corp. (February 1, 1989). The Staff has also determined that proposals relating to conflict of interest transactions may be excluded under Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. See Genotrenics Biomedical Corporation (April 4, 2003) (proposal that company not do business with any company in which a board member had a financial stake was considered ordinary business because it included matters relating to "non-extraordinary transactions"). Similarly, the proposal submitted by the AFL-CIO Reserve Fund deals with conflicts of interest, which are a matter of ordinary business subject to GM's code of ethics applicable to directors and to all employees.

Already Substantially Implemented

Rule 14a-8(i)(10) permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard reflects the Staff's interpretation of the predecessor rule (allowing omission of a proposal that was "moot") that a proposal need not be "fully effected" by the company to meet the mootness test as long as it was "substantially implemented." See Exchange Act Release No. 34-20091 (August 16, 1983). Significantly, the Staff has not required that a registrant take the action requested by a proposal exactly in all details but has been willing to issue no-action letters in situations where the essential objective of the proposal as has been satisfied. See, e.g., Masco Corporation (April 19 and March 29, 1999); MacNeal-Schwendler Corporation (April 2, 1999); General Motors Corporation (March 4, 1996); Northern States Power Company (February 16, 1995); E.I. duPont de Nemours and Company (February 14, 1995).

As quoted above, Corporate Governance Guideline Number 23 requires directors to recuse themselves from any discussion or decision involving their personal or business interests. We believe that this guideline, reinforced by the conflict of interest provisions of Winning with Integrity (which cannot be waived for a director), substantially implements the proposal, which would require the Board to adopt a policy addressing specific conflicts of interest and requiring recusal when necessary. GM's policy is broader in scope than the proposal contemplates, but it would apply to directors with affiliations with the health care industry. Moreover, because GM requires directors to recuse themselves from any discussion or decision affecting their interest, it requires broader recusal than the proposal would, which is limited to voting and chairing a board committee. Accordingly, we believe that GM's existing policies have substantially implemented the proposal, so that it can be excluded under Rule 14a-8(i)(10).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2008 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Daniel F. Pedrotty
AFL-CIO Reserve Fund

Exhibit A

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 19, 2007

By UPS Next Day Air

To: A. Lani
C: S. Colby

Ms. Nancy E. Polis, Secretary
General Motors Corporation
Mail Code 482-C38-B71
300 Renaissance Center
P.O. Box 300
Detroit, Michigan 48265-3000

Dear Ms. Polis:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2007 proxy statement of General Motors Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2008 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 400 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 637-5379.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

Resolved: Shareholders request that the Board of Directors (the "Board") of General Motors Corporation (the "Company") adopt a policy addressing conflicts of interest involving board members with health industry affiliations. The policy shall provide for recusal from voting and from chairing board committees when necessary. The policy shall address conflicts associated with company involvement in public policy issues related to Board members' health industry affiliations and shall be explicitly integrated with the Company's existing policies regarding related party transactions. For the purposes of this policy, "board members with health industry affiliations" means any Board member who is also a director, executive officer or former executive officer of a company or trade association whose primary business is in the health insurance or pharmaceutical industries.

Supporting Statement

The Company's Presiding Director, George Fisher, also serves as a director of Eli Lilly and Company. Director Percy N. Barnevik retired as CEO of AstraZeneca PLC in 2004 and serves as chairman of the Board's Public Policy Committee. Director Karen Katen retired as executive vice president of Pfizer in 2007 and continues to serve as chairman of the Pfizer Foundation. Each director's holdings in Eli Lilly, AstraZeneca and Pfizer, respectively, vastly outweigh his or her holdings in the Company.

In our view, our Company's existing director independence policies do not adequately address the financial and professional interests of our Company's health industry affiliated directors, nor does our Company require that health industry affiliated directors recuse themselves from Board decisions related to pharmaceutical or health insurance issues that are significant social policies.

Access to affordable, comprehensive health insurance is the most significant social policy issue in America, according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation, and *The New York Times*/CBS News. John Castellani, president of the Business Roundtable has stated that 52 percent of his members say health costs represent their biggest economic challenge, explaining "The current situation is not sustainable in a global, competitive workplace." *(BusinessWeek, 7/3/2007)*

Health care costs could be cut by as much as $1,160 per employee if Congress enacted universal health insurance and required Medicare to negotiate prescription drug prices directly with pharmaceutical companies. *(Dr. Kenneth Thorpe, Emory University, 2007)*

We are concerned that the financial and professional interests of health industry affiliated directors could improperly influence our Company's position on significant social policy issues that could benefit the Company. For example, the Company has kept Nexium, an expensive brand name prescription drug made by AstraZeneca on its formulary at a cost of $110 million last year, despite the existence of a cheaper generic alternative. *(The New York Times, 10/5/2007)*

We believe that chairing committees or voting by health industry affiliated directors on Board decisions on health issues may create the appearance of a conflict of interest. In our opinion, this proposal will help prevent health industry affiliated directors from compromising their duty of loyalty to our Company's shareholders.

Exhibit B

INTRODUCTION

How These Guidelines Are Organized

Introduction: This Introduction describes how to apply the *Winning With Integrity* guidelines, who must follow them, penalties for violations, and how to raise an integrity concern within GM.

Guidelines: The *Winning With Integrity* guidelines are organized by major themes: **Personal Integrity, Integrity In the Workplace, Integrity In the Marketplace, Integrity In Society and Our Communities, and Integrity Toward the Environment.**

Supporting Material: The guidelines include helpful links to related materials, including certain underlying GM policies and specific examples to help you apply them.

How to Apply These Guidelines

These Guidelines are designed to help GM employees understand and meet fundamental obligations that are vital to our success. Some of those obligations are legal duties. Other obligations result from policies GM has established to make sure our actions align with our core values and cultural priorities. Compliance with both types of obligation is vital to our goal of winning with integrity.

Who Must Follow These Guidelines

Employees and Directors
These guidelines apply to all GM employees around the world and to members of the GM Board of Directors while they act in their capacity as directors.

Subsidiaries and Affiliates
These guidelines apply to all staffs, divisions, and subsidiaries of GM. For purposes of these guidelines, subsidiaries are companies in which GM, directly or indirectly, owns more than 50 percent of the voting stock. Where GM owns less but exercises management control, a case-by-case determination needs to be made as to applying these guidelines.

Third Party Representatives of GM
Some guidelines apply to consultants, agents, sales representatives, distributors, independent contractors, and contract workers (collectively, "GM Representatives") when they act on behalf of GM. GM employees who interact with GM Representatives must assure that those Representatives follow the applicable guidelines when they act for GM.

Waivers
In rare circumstances a waiver to a particular requirement stated in *Winning With Integrity* may be granted by the Legal Staff. Waivers must be requested and granted in writing. Waivers for executive officers or directors may be granted only by the Board of Directors or a Board committee specifically as an exception to Corporate policy.

Exhibit C

at the Corporation's expense.

22) Assessing the Board's Performance
The Board performs a self-evaluation on an annual basis. The Directors and Corporate Governance Committee is responsible to report annually to the Board an assessment of th Board's performance. The Committee usually reviews the evaluation structure prior to the October meeting when the full Board conducts its evaluation during the executive session. The assessment includes a review of the Board's overall effectiveness and the areas in wl the Board or management believes the Board can make an impact on the Corporation. Th purpose of the evaluation is to increase the effectiveness of the Board, not to focus on the performance of individual Board members.

The Directors and Corporate Governance Committee also utilizes the results of this evalua process in determining the characteristics and assessing critical skills required of prospect candidates for election to the Board and making recommendations to the Board with respe to assignments of Board members to various committees.

23) Ethics and Conflicts of Interest
The Board expects all Directors, as well as officers and employees, to act ethically at all ti and to adhere to GM's policies set forth in "Winning With Integrity: Our Values and Guideli for Employee Conduct" (available on the Internet at http://investor.gm.com). The Board wil permit any waiver of any ethics policy for any Director or executive officer. If an actual or potential conflict of interest arises for a Director, the Director will promptly inform the Chair and the Presiding Director. If a significant conflict exists and cannot be resolved, the Direc should resign. All Directors must recuse themselves from any discussion or decision affect their business or personal interests.

24) Confidentiality
Directors, like all employees, are required to maintain the confidentiality of information entrusted to them by the Corporation or any other confidential information about the Corporation that they receive from any source in their capacity as a Director, except when disclosure is authorized by the Board of Directors or legally required. Directors are expecte to take all appropriate steps to minimize the risk of disclosure of confidential communicatic coming to them from the Corporation and of confidential discussions involving Directors. A discussions occurring at Board or Board Committee meetings are presumed to be confider to the extent disclosure of them is not legally required. Directors may not use confidential information for their own personal benefit or for the benefit of persons or entities outside th Corporation or in violation of any law or regulation including insider trading laws and regulations. These responsibilities with regard to confidential information apply to Director: during and after their service on the Board. For purposes of this guideline, "confidential information" is all non-public information relating to the Corporation, including information t could be useful to competitors or otherwise harmful to the Corporation's interests or object if disclosed.

25) Board's Interaction with Advisors, Institutional Investors, Press, Customers, Etc
The Board believes that as a general matter management speaks for General Motors. Individual Board members may meet or otherwise communicate with various constituencie that are involved with General Motors. If comments from the Board are appropriate, they should, in most circumstances, come from the Chairman. Any interested parties desiring to communicate with the Presiding Director or with the non-management Directors as a grou may send a letter by regular or express mail addressed to the Secretary, General Motors Corporation, MC 482-C38-B71, 300 Renaissance Center, P.O. Box 33118, Detroit, MI 482 5118, Attention: Presiding Director or Non-Management Directors.

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 26, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: General Motors Corporation's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of the General Motors Corporation ("GM" or the "Company"), by letter dated February 5, 2008, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2008 proxy materials.

I. Introduction

Proponent's Shareholder Proposal to GM urges the board of directors to take steps to assure the independence of :

> board members with health industry affiliations. The policy shall provide for recusal from voting and from chairing board committees when necessary. The policy shall address conflicts associated with company involvement in public policy issues related to Board members' health industry affiliations and shall be explicitly integrated with the company's existing policies regarding related party transactions. For the purposes of this policy, "board members with health industry affiliations" means any Board member who is also a director, executive officer or former executive officer of a company or trade association whose primary business is in the health insurance or pharmaceutical industries.

GM argues that the Proposal is excludable because it:

- "relates to ordinary business matters [Rule 14a-8(i)(7)], and
- has "already been substantially implemented" [Rule 14a-8(i)(10)].

GM states that its existing code of ethics protects the interests of shareholders and assures director independence. Yet the Company kept the prescription drug, Nexium, on its formulary at a cost of $110 million in 2006, at the same time Ford Motor Company and Chrysler eliminated the drug in favor of cheaper, more effective alternatives, like Prilosec. Percy N. Barnevik, chairman of the GM Board's Public Policy Committee, has been a GM Board member since 1997 and was CEO of AstraZeneca, maker of Nexium, until 2005. Moreover, GM has failed to support significant policy issues like Medicare prescription drug price reform, which would cut GM's health care spending. Directors George Fisher and Karen Katen, like Mr. Barnevik, are also officers or directors of major pharmaceutical companies, which oppose this significant social policy issue.

Commission decisions on director independence and matters of significant social policy clearly demonstrate that the Proposal presents matters that cannot be considered mundane in nature. They are neither matters of ordinary business, nor has GM demonstrated that it has substantially implemented the Proposal. As Proponent will demonstrate, director independence is at the core of sound corporate governance and Commission precedent.

II. The Proposal presents the issue of director independence on a matter of significant social policy, not a matter of ordinary business.

In *Quality Systems*, 199 SEC No-Act. LEXIS 558 (June 9, 1999), the Commission required inclusion of a proposal asking the company to amend its bylaws to require an independent board of directors that would "meet in executive session separate from the other directors at the end of each Board meeting." The company had argued, as does GM here, that that the Proposal violated Rule 14a-8(i)(7) as a matter of ordinary business. Shareholders in *Quality Systems* had requested meetings of independent directors to protect their interests. Proponent requests a far less intrusive amendment to GM's policies and procedures for independent directors, namely, the recusal of health industry affiliated directors from chairing committees or voting on the significant policy issue of health care reform.

Health care reform is, indeed, a significant policy issue. *United Technologies Corporation,* 2008 SEC No-Act. LEXIS 123 (January 31, 2008), required the inclusion of a proposal urging the board of directors to adopt principles for health care reform. The Commission did not accept United Technologies' argument that the proposal involved a matter of ordinary business. *The Boeing Company* 2008 SEC No-Act. ___ (February 5, 2008), involved an identical proposal on health care reform and the Commission rejected the company's arguments that the proposal involved a matter of ordinary business.

At the same time Proponent filed the instant Proposal at GM, Proponent filed virtually identical proposals on this same issue at the American Express Company, the McGraw-Hill Companies and Electronic Data Systems (EDS). In addition, proponents filed proposals calling upon companies to adopt principles on the significant social policy issue of health care reform at IBM, General Electric and Bristol-Meyers Squibb. Instead of seeking No-Action Letters from the Commission to exclude these proposals, American Express, McGraw-Hill, IBM, General Electric and Bristol-Meyers Squibb each commenced dialogues with proponents and each has agreed to revise director conflict of interest policies or issue corporate statements of principles for health care reform.[1] Proponents have agreed to withdraw the proposals and, in the case of Bristol-Meyers Squibb, the company has withdrawn its request to the Commission for a No-Action Letter. EDS, whose request for a No-Action Letter was granted, *Electronic Data Systems Corporation* 2008 SEC No-Act. LEXIS 61 (January 24, 2008), has now agreed to amend its conflict of interest policies after dialogue with the Proponent.[2]

Unlike EDS, GM has a record of director independence problems on both health plan operations and the significant policy issue of health care reform. While GM states that the Company has protected the interests of shareholders with "Corporate Guideline Number 23, 'Ethics and Conflicts of Interest,'" it has granted preferential treatment to a prescription drug manufactured by AstraZeneca, a company affiliated with GM director Percy N. Barnevik. GM has also failed to adopt policies in support of Medicare prescription drug price reform—a significant policy reform that was opposed by the pharmaceutical companies whose directors also serve as directors of GM.

Genetronics Biomedical Corporation, 2003 SEC No-Act. LEXIS 527 (April 4, 2003), cited by GM, did, in fact, involve a conflicts of interest proposal, but the Commission's decision

---

[1] The McGraw-Hill Companies: http://media.corporate-ir.net/media_files/irol/96/96562/Director_Code_Ethics_2008.pdf (accessed January 30, 2008); American Express Company: email correspondence between Stephen P. Norman, Corporate Governance Officer and Secretary, The American Express Company, and Daniel F. Pedrotty, Director, AFL-CIO Office of Investment, January 3, 2008; Bristol-Meyers Squibb website posting: http://www.bms.com/sr/key_issues/content/data/reform.html; Letter from Heather L. Maples, Special Counsel, Division of Corporation Finance, U.S. Securities and Exchange Commission, to Amy L. Goodman, Gibson, Dunn and Crutcher LLP, January 10, 2008; IBM: Letter from Randy MacDonald, Senior Vice President, Human Resources, IBM Corporation, to Dan Pedrotty, Director, AFL-CIO Office of Investment, December 12, 2007 (attached); GE: Letter from David N. Stewart, Senior Counsel, Investigations/Regulatory, General Electric, to Sister Barbara Kraemer, President, School Sisters of St. Francis of St. Joseph's Convent, January 25, 2008.

[2] Email from David B. Hollander, Legal Manager-Corporate Acquisitions and Finance, EDS, to Robert E. McGarrah, Jr., Counsel, AFL-CIO Office of Investment, February 1, 2008.

in *Genetronics* specifically noted that the proposal before the company attempted to deal with "all financial conflicts of interest" involving directors and that it "appears to include matters relating to non-extraordinary transactions." The Proposal before GM, however, is carefully crafted to address only health industry affiliated director conflicts of interest affecting the significant social policy issue of health care reform.

GM also cites *AT&T Corporation,* 1996 SEC No-Act. LEXIS 41 (January 16, 1996), which involved a proposal asking the board of directors to initiate a review of the standards and practices in the company's maquiladora operations and prepare a report to be made available to shareholders, including recommendations for changes. The Proposal before GM contains no call for a report or a review of its standards and practices on labor and production operations. The Proposal is a clear request for a director independence policy dealing with a significant public policy issue before the board.

III. **The Proposal has not been substantially implemented because significant director independence problems persist under the Company's existing policies and practices.**

GM maintains that its existing policies and practices have substantially implemented the Proposal. Citing its Corporate Governance Guideline Number 23, the Company states that "GM's policy is broader in scope than the proposal contemplates, but would apply to directors with affiliations with the health care industry." If the facts were as GM would have the Commission believe them to be, the evidence would not demonstrate the absence of any Company policy or practice on what the Proposal specifically addresses, namely, "conflicts associated with company involvement in public policy issues related to Board members' health industry affiliations."

Instead, the GM policy cited in the Company's Corporate Guideline Number 23, "Winning With Integrity: Our Values and Guidelines for Employee Conduct," contains not one word on "conflicts associated with company involvement in public policy issues," let alone, "conflicts related to Board members' health industry affiliations"—the critical matter of director independence presented by the Proposal.[3] That policy is so broad that it does not even deal with the director independence matters described in the Proposal.

---

[3] Conflicts of Interest
GM employees have a duty to act solely in the best interests of GM and to provide GM with our individual loyalty. Avoid any activity, investment, or interest that might hurt or reflect badly on GM. The appearance of a conflict can be just as damaging as an actual conflict of interest.
Examples of potential conflicts of interest include:

- Investing in a supplier, dealer, customer, or competitor;
- Having close family members who work for suppliers, dealers, customers, or competitors; and
- Employment outside GM without leadership approval.

Moreover, GM's Guideline Number 23 has clearly not applied to directors with health industry affiliations. That Guideline was in effect during the period of time in which GM continued to keep Nexium on its formulary. Nothing in that Guideline affected the appearance of the conflict with GM director Barnevik. Indeed, GM continues to deny that there is any problem with its director independence policies and practices. GM Chairman and CEO, G. Richard Wagoner claims that there are no problems of director independence at the Company (see Attachment B).

GM's Guideline Number 23 was in effect when amendments to the Medicare Prescription Drug Program were considered by the Congress. These amendments were then and are now a significant social policy issue. The amendments would permit the federal government to directly negotiate the prices of prescription drugs and establish a formulary, thereby saving GM millions of dollars in prescription drug costs. Despite the fact that GM declared health care costs to be a major part of its plan for recovery, the Company took no action to support the Medicare Part D amendments. As chairman of the GM Board of Directors' Public Policy Committee during this time, Mr. Barnevik had the appearance of a conflict of interest.

In *General Motors Corporation,* 2000 SEC No-Act. LEXIS 585 (April 10, 2000), GM was required to include a proposal recommending that the audit, nominating and compensation committees of the board be composed entirely of independent directors. GM, as here, had argued that the Company had substantially implemented the proposal. Yet a careful examination of GM's bylaws revealed that this was not the case. The same is true with the instant Proposal. See

---

If our duties include contact with an organization that employs a relative, former colleague, or someone with whom we have a significant personal relationship, including a romantic or sexual relationship, we should take precautions to avoid a potential conflict of interest or even the appearance of preferential treatment. The organization should receive no advantage or disadvantage because of the personal relationship. When presented with such situations, consult with leadership and, if necessary, step down from acting on behalf of GM.
Hiring and promotions must not be influenced by a candidate's relationship to any employee, including family, personal, romantic, or sexual relationships. If people with such ties are hired or assigned, steps should be taken to avoid any reporting relationship, either direct or indirect, between them. On rare occasions, leadership senior to both of the affected employees may permit a reporting relationship between employees with such ties. Such cases should be reviewed with the GM Legal Staff or the GMNA Policy Development & Employment Relations CoE to ensure no conflict of interest exists in this regard.
Use the GM Conflict of Interest Questionnaire to disclose those relationships and any other actual or potential conflict of interest. Disclosure lets leaders decide whether an actual conflict exists and how to address it if one does exist. The GM Conflict of Interest Questionnaire has been revised for 2007. All employees should complete the new questionnaire, keeping a copy of it for their own files and submitting it for review by their leaders. Later, if any circumstance covered by the Questionnaire changes, the employee should promptly update the questionnaire. The disclosure process using the new GM Conflict of Interest Questionnaire has been made all-electronic for some employees. Where the all-electronic capability is not yet in place, hard copies should be used, as directed by local HR leadership.
Source: General Motors Corporation, "Winning With Integrity: Our Values and Guidelines for Employee Conduct" http://www.gm.com/corporate/investor_information/docs/corp_gov/wwi.pdf (accessed, February 22, 2008)

Citigroup, Inc, 2000 SEC No-Act. LEXIS 326 (March 8, 2000); *Quality Systems, Inc.*, 1999 SEC No-Act. LEXIS 558 (June 9, 1999).

GM cites *Masco Corporation*, 1999 SEC No-Act. LEXIS 390 (March 29, 1999), in support of its request to exclude the Proposal. Yet a review of that decision reveals that Masco's board of directors had announced its intention to approve a resolution in substantially the form submitted by the proponent. GM proposes to take no action whatsoever. Indeed, GM wrongly contends that it has already taken the actions requested by the Proposal, when the Company's own actions under its current code demonstrate that it has not done so.

IV. Conclusion

General Motors has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g). The Proposal is not excludable under Rule 14a-8(i)(7).

The Proposal has not been substantially implemented by General Motors. Neither the language of its policies and practices, nor their implementation apply to the Proposal. The Proposal may therefore not be excluded under Rule 14a-8(i)(10).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have enclosed six copies of this letter for the Staff and I am sending a copy to Counsel for the Company.

Sincerely,



Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu #2, afl-cio

Attachments

cc: Anne T. Larin, Attorney and Assistant Secretary

RECEIVED

DEC 21 2007



Office of the Senior Vice President
Human Resources

New Orchard Road
Armonk, NY 10504

December 12, 2007

Daniel F. Pedrotty
Director, AFL-CIO Office of Investment
815 Sixteenth Street N.W.
Washington, D.C. 2006

ATTACHMENT A

Dear Dan:

I found my discussion with John Sweeney and you on health care reform in Washington, D.C. very timely, productive, and informative. It is clear we share the same high level of concern and commitment to major reforms that provide access to quality health care through comprehensive health insurance coverage for all Americans that is affordable to individuals and families. At the same time, reform should be affordable, sustainable and continuous for the general public, employers, labor unions and our government.

In the current system, health insurance is predominately provided by employers. In that system, responsible employers conduct themselves in such a way that all employees have health care. However, this system is failing and challenges the competitiveness of companies that provide health care. Costs are increasing, coverage is decreasing and employers are finding it more and more difficult to live up to their responsibilities.

We agree we need a new system in which everyone is covered and in which responsible employers do not end up bearing the cost of insuring the employees of irresponsible employers.

The status quo is unacceptable. This challenge needs to be addressed immediately, and business, labor and other interested groups should come together to agree upon a plan for shared responsibility and reforming our health care finance system to achieve these goals.

Moreover, we share the view that reform priorities must include all forms of prevention and strengthening our foundation of primary care. We also need to upgrade information technology systems to support informed decision-making, medical error eradication, medical practice transformation, performance and price transparency and simplifying administration.

I appreciated the opportunity afforded to me by John and you to describe our leadership at IBM. At IBM we not only agree with addressing these reform priorities, but understand the pressing need to take action. For the uninsured, these actions include leading multi-employer efforts to create health care coverage opportunities for the working uninsured in "National Health Access" and for the retired in the "Retiree Health Access" offerings. By the way of information, the "RHA" options allowed IBM to offer its Medicare retirees significant double-digit premium reductions.

Our actions at IBM with respect to the Institute of Medicine's attributes for health care have been equally aggressive. IBM has been an early and persistent instigator of transparency, quality improvement and reimbursement reform. We collaborated on the LEAP Frog initiative for inpatient care improvement and the widely adopted Bridges To Excellence office practice and chronic disease transformation initiative. Most recently, we led transparency in pricing certification, directed specifically at the Prescription Benefit Management industry. I think this demonstrates that actions speak louder than words and be assured we intend to continue our aggressive involvement.

Perhaps our most challenging project is IBM's current work with physicians to change the delivery of care so that we can all buy and receive comprehensive, continuous, coordinated and holistic care from a transformed primary care provider community. IBM helped create and chairs the Patient-Centered Primary Care Collaborative, bringing physicians and buyers together. We want to drive change for both physician and buyer to build strong patient-provider relationships based on better access, reformed care processes and personalization, meaningful communication, quality improvement and reimbursement reform. We know that this system foundation delivers better health, higher patient satisfaction and lower cost that other countries enjoy today.

As we agreed, the challenge is great and time is not on our side. I hope I've made clear we take our commitments seriously. Thank you for the opportunity to exchange views and to talk about the many things we are doing to drive system change and reform. I also want to reaffirm my willingness to continue our dialogue in the future.

Sincerely,



Randy MacDonald
Senior Vice President, Human Resources
IBM Corporation

cc: John Sweeney

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR &
CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

June 14, 2007

ATTACHMENT B

Mr. G. Richard Wagoner, Chairman and CEO
General Motors Corporation
300 Renaissance Center
Detroit, Michigan 48243

Dear Mr. Wagoner:

I am writing to you regarding a serious conflict of interest that we believe exists on the GM Board of Directors. As you and the Board lead GM's North America turnaround, health care costs are a critical issue. Yet, George Fisher, the Board's presiding director and chair of the Directors and Corporate Governance Committee, which approves the agenda for all Board meetings, chairs all executive sessions of the 11 non-management directors and advises you of Board decisions and suggestions at all executive sessions, is also a director of Eli Lilly and Company. Percy Barnevik, the Board's Public Policy Committee chair, who, according to the Proxy, oversees all Board decision-making on "GM's strategies and plans…for health care (among other issues),"[1] has served on the GM Board since 1996 and, until 2005, was chairman of AstraZeneca PLC. Director Karen Katen, a GM director since 1997, is a member of the Board's Committees on Directors and Corporate Governance and Executive Compensation. Ms. Katen just retired in March 2007 as vice chair of Pfizer, Inc. and is currently chair of the Pfizer Foundation. She is also a member of the Pharmaceutical Research and Manufacturers of America (PhRMA) and retired in March 2007 as PhRMA's treasurer.

While we are not in a position to have the data, we are also concerned that a substantial portion of the wealth of Mr. Fisher, Mr. Barnevik and Ms. Katen is invested in the pharmaceutical industry.

Each of these pharmaceutical companies and PhRMA are leading opponents of legislation to reform price negotiations in the Medicare prescription drug program as well as an expansion of Medicare to cover all Americans. Needless to say, each of these reforms is in the interest of GM and its shareholders because they would significantly reduce what you have termed the Company's "staggering" and "unsustainable" health care costs, which equaled $4.8 billion in

[1] GM Proxy 2007, p. 12.



2006.[2] Given the fact more than 70 percent of retiree health costs for GM workers are prescription drug costs, the conflicts between GM, PhRMA, Eli Lilly, Pfizer and AstraZeneca are almost certain to be immediate and direct.

On behalf of the AFL-CIO, I ask that Presiding Director Fisher, Public Policy Committee Chair Barnevik and Director Katen be removed immediately from playing any leadership role in consideration of any health care matters at GM and that notification of their status be communicated to shareholders. Their ability to influence and possibly control the Board's consideration of or decision making role in health care matters taints Board deliberations and decisions on this critical issue and raises actual and potential conflicts of interest. If uncorrected, these conflicts could lead to legal challenges.

Union-sponsored pension plans hold approximately $400 billion in total assets and are significant holders of GM common stock. Union members across America participate in retirement systems with assets in excess of $5 trillion. Workers' retirement plans are both major shareholders and major bondholders of GM. The AFL-CIO has serious concerns about the adequacy of GM's corporate governance and ethics policies as long as these conflicted directors participate in matters affecting health care at GM.

While GM's 2007 Proxy Statement on Director Independence discloses the fact that Directors Fisher and Katen were associated with Eli Lilly and Pfizer, respectively, that disclosure is narrowly focused on supplier or customer sales or purchases involving GM, Pfizer and Eli Lilly. That narrow standard resulted in the Proxy's stated conclusion that Directors Fisher and Katen's relationships "were not otherwise of an amount or nature to impede the exercise of the director's independent judgment."[3] GM's Ethics and Conflicts of Interest requirements for Directors, however, clearly state that the standards described in "Winning With Integrity: Our Values and Guidelines for Employee Conduct" apply to all directors of GM and that the "Board will not grant or permit any waiver of GM's ethics policy for any director."[4]

According to "Winning with Integrity":

> GM employees have <u>a duty to act solely in the best interests of GM</u> and to provide GM with our individual loyalty. Avoid any activity, investment, or interest that might hurt or reflect badly on GM. The appearance of a conflict can be just as damaging as an actual conflict of interest. (emphasis added)

---

[2] Wall Street Journal, June 5, 2007.
[3] GM Proxy 2007, pp.8-9.
[4] Id. at p 10.

Given your clearly stated priority of reducing GM's health care costs, nothing could be more important than the absolute and undivided loyalty of each and every GM director to federal and state legislation and policy that reduces heath care costs. Yet, Ms. Katen and Messrs. Fisher and Barnevik have long held positions with companies and with PhRMA which place them in direct conflict with GM's best interests. Specifically, their companies and PhRMA have opposed federal and state legislation to reduce prescription drug costs and require Medicare to directly negotiate prescription drug prices with pharmaceutical manufacturers.[5]

Moreover, with the 2008 presidential campaign now in full swing, universal health insurance will be a top priority for the next president. A plan to expand Medicare to all Americans is unquestionably in the interest of GM and its shareholders because it would both lower prescription drug costs and transfer substantial retiree costs to the federal government. So, too, are more limited reforms that would cover retirees and clearly establish a single Medicare price negotiation with pharmaceutical manufacturers. Yet PhRMA, Eli Lilly, Pfizer and AstraZeneca have repeatedly stated they are unalterably opposed to such a plan.

GM needs to rid itself of this substantial conflict of interest on the Board of Directors and aggressively address health care cost reductions and health care reform in the Company's self-interest. Since Mr. Fisher chairs the Directors and Corporate Governance Committee and, therefore, has a conflict in this matter, we ask that you refer this matter to an independent director on that Committee who can act in his place.

I look forward to your reply and would be happy to discuss this issue with you and the Board as soon as possible.

Sincerely,



John J. Sweeney
President

JJS/me
opeiu #2, afl–cio

cc: Ron Gettelfinger, President, UAW
Cal Rapson, Vice President, UAW GM Department

[5] Slaughter LM. "Medicare Part D—The Product of A Broken Process," N Engl J Med 354:22 (June 1, 2006), p. 2314; Mello M, Studdert DM, Brennan TA, "The Pharmaceutical Industry Versus Medicaid—Limits on State Initiatives to Control Prescription Drug Costs," N Engl J Med 350;6, (February 5, 2004), pp 609-613.


GM

G. Richard Wagoner, Jr.
Chairman &
Chief Executive Officer

August 8, 2007

Mr. John J. Sweeney
President
American Federation of Labor and
Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Dear Mr. Sweeney:

I'm writing in response to your June 14, 2007 letter regarding health care costs. I wanted to review your letter and my draft reply with the GM Board of Directors at its next scheduled meeting, which was held yesterday. Let me start out by saying that, overall, we at General Motors agree with your assessment that containing and reducing the costs of health care, including prescription drugs, for over one million GM employees and retirees and their dependents, is critical to GM's future success.

For the record, the statement in your letter that more than 70 percent of retiree health care costs for GM workers is attributable to prescription drugs is inaccurate. Prescription drugs in fact account for approximately 32 percent of GM's total retiree health care costs; it is retiree costs that comprised nearly 70 percent of GM's total spending for health care in 2006. At any rate, we agree that the cost of prescription drugs is a significant factor in our health care costs, and with the support of our labor partners, we are aggressively pursuing a number of programs to rein in those costs. At our Annual Meeting in June and in testimony before Congress previously, I underlined the urgency of bringing all health care costs, including prescription drugs, under control, and urged the passage of specific legislation that would do so. As part of our turnaround plan, we took difficult steps in 2006 to revise health care benefits for U.S. salaried and hourly retirees, but we recognize that the savings from those actions will eventually be more than offset by the continued growth in health care costs, unless we can find additional ways to economize.

As but one example of GM's specific efforts in this area, we lead the Coalition for a Competitive Pharmaceutical Market (CCPM), which brings companies, insurers, chain drug stores, and other concerned groups together to balance the efforts of the brand pharmaceutical and biotech industry in Washington. CCPM is working to obtain legislation that would close loopholes that can be used to block generic drug competition and provide for generic competition in the


RECEIVED
AUG 13 2007
PRESIDENT'S OFFICE

General Motors Corporation Mail Code 482-C39-B50 300 GM Renaissance Center Detroit, MI 48265-3000 biologics marketplace. CCPM also advocates for legislation to increase funding for the Office of Generic Drugs at the Food and Drug Administration (FDA). As chair of CCPM, GM has joined with AFL-CIO on joint advertisements and letters to Congress on prescription drug issues that support generics over brands.

Within business trade groups like the U.S. Chamber of Commerce, the National Association of Manufacturers, and the Business Roundtable, we at GM have insisted on the urgent need to reform the health care system, despite periodic objections from some member companies. Reaching beyond our industry, we have enlisted the support of other companies to advocate for policies that would reduce the cost of health care provided to employees, retirees and their dependents.

We have been proud to work closely with the United Auto Workers, along with the AFL-CIO, as allies in facing this health care crisis. Currently, we are pursuing together the Access to Life-Saving Medicines Act which would:

- Create a pathway at the FDA that would allow the FDA to approve generic versions of biologic drugs, which could then compete with brand name biologics. Today, biologic drugs are a small proportion of GM health care costs, but their use is growing annually by 20 to 30 percent. No generic biologic drugs are currently available.

- Close loopholes by applying pediatric exclusivity only to drug products that are newly re-labeled with information about the use of the drug in children and extending pediatric exclusivity by no more than three months for blockbuster drugs. In addition, close loopholes used by brand drug companies to block generic competition by filing questionable citizens' petitions, which can freeze FDA action.

Our efforts to control prescription drug costs and expand the offer of effective generic drugs are just part of our comprehensive plan to address our health care cost challenge. For example, GM is working with the UAW and other domestic auto manufacturers to gain support for allowing employees who retire early to have access to the Medicare program. Similarly, the same group is pursuing legislation to address the extreme impact of catastrophic cases; in GM's experience, approximately one percent of beneficiaries account for more than 25 percent of our health care costs, due to chronic disease and catastrophic events. We are also working with the UAW and other domestic auto manufacturers on legislation to extend the Trade Adjustment Assistance tax credit to early retirees of the auto companies.

These programs, and all of our strategies for controlling health care costs, have been regularly reviewed and unanimously supported by our Board of Directors. The Board recognizes the importance of controlling health care costs, and has proactively supported this as one of our top corporate priorities. In particular, the Public Policy Committee of the Board receives regular briefings on prescription drugs and other health care efforts. I can assure you that all members of our Board have fully supported GM's initiatives.

No member of our Board of Directors has a conflict of interest resulting from a relationship with the brand drug industry that interferes with his or her ability to exercise independent judgment in the best interest of GM and its stockholders. As we disclosed in our 2007 proxy statement, the size of the business between GM and drug companies affiliated with certain directors is not significant to either GM or the respective company.

It is also important for me to note that GM does not set the prices that it pays for prescription drugs; it employs an independent pharmacy benefit manager, Medco, to negotiate the lowest possible prices. We recently renewed our contract with Medco, based on a competitive bid process, which will result in significant savings. In addition, independent audits of our agreement have confirmed Medco's compliance, including aggressively seeking applicable discounts and rebates.

Overall, GM, with oversight and support from our Board of Directors, has developed a multi-pronged approach to managing health care expenditures, which aligns incentives for reducing prescription drug costs for the benefit of GM and our stockholders, as well as our employees and retirees.

Finally, all GM Directors are required to comply with GM's Code of Ethics, Winning With Integrity, which require that when the members of our Board act in their capacity as GM directors, they have a duty to act solely in the best interests of GM. I can assure you that all of GM's Directors do, in fact, comply with this policy.

I have shared your letter with the Board's Directors and Corporate Governance Committee at its August meeting. As always, the Committee will continue to monitor any potential for a conflict of interest. If in the future the Board or the Committee determines that a conflict of interest has arisen, please be sure that we will take all the steps necessary to protect the interests of GM and all of its stockholders.

Thank you for your interest in General Motors.

Sincerely,



G. R. Wagoner, Jr.

cc: R. A. Gettelfinger, President, UAW
C. T. Rapson, Vice President, UAW GM Department

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 28, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 5, 2008

The proposal requests that the board adopt a policy addressing conflicts of interest involving board members with health industry affiliations, including conflicts associated with company involvement in public policy issues related to these affiliations.

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(i)(7), as relating to General Motors' ordinary business operations (i.e., terms of its conflicts of interest policy). Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which General Motors relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END